U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 20(f) of the Investment Company Act of 1940


                             FORM 3


1.   Name and Address of Reporting Person:
          V. M. Wheeler III
          210 Hector Avenue
          Metairie, LA 70005

2.   Date of Event Requiring Statement (Month/Day/Year):
          October 1, 1998

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):
          ###-##-####

4.   Issuer Name and Ticker or Trading Symbol:  Cucos Inc. - CUCO


5. Relationship of Reporting Person to Issuer (Check all applicable):
          __X_  Director
          _____ 10% owner
          _____ Officer (give title below)
          _____ Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year):
          N/A


Table I - Non-Derivative Securities Beneficially Owned.

1.   Title of Security (Instr. 4):
          None

2.   Amount of Securities Beneficially Owned (Instr. 4):
          None

3.   Ownership Form: Direct (D) or Indirect (I) (Instr. 5):
          N/A

4.   Nature of Indirect Beneficial Ownership (Instr. 5):
          N/A


Table II - Derivative Securities Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 4):  None

2.   Date Exercisable and Expiration Date:  N/A

3.   Title and Amount of Securities Underlying Derivative
     Security (Instr. 4):  N/A

4.   Conversion or Exercise Price of Derivative Security:  N/A

5.   Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 5):  N/A

6.   Nature of Indirect Beneficial Ownership (Instr. 5): N/A


Explanation of Responses:



/s/ V. M. Wheeler III
(Signature of Reporting Person)
Date:  October 9, 1998